                                                                      EXHIBIT 11


                STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
             (DOLLARS IN THOUSANDS, EXCEPT FOR NET INCOME PER SHARE)


                                               NINE MONTHS ENDED
                                                  SEPTEMBER 30,
                                               ------------------
                                                 2003      2002
                                               --------  --------
Net income                                     $ 30,496  $ 30,391
Less:  Preferred stock dividends                    122       123
                                               --------  --------
Net income applicable to common stock          $ 30,374  $ 30,268

Weighted average common shares outstanding-
  basic and diluted                             909,045   919,321

Net income per common share-basic and diluted  $  33.41  $  32.92